SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (Amendment No. __)*

                              HydroGen Corporation

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   1701Q 10 7

                                 (CUSIP Number)

      With a copy to:                            with a copy to:
                                                 Andrew D. Hudders, Esq.
      Leo Blomen                                 Graubard Miller
      HydroGen Corporation                       600 Third Avenue - 32nd Floor
      1801 Route 51, South                       New York, New York  10016
      Jefferson, Pennsylvania 15025              (212) 816-8614


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 7, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

                                  SCHEDULE 13D

------------------------------                   --------------------------
    CUSIP No. 1701Q 10 7                                Page 2 of 7 Pages
------------------------------                   --------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Leo Blomen
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     AF
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               411,586
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             -0-
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     411,586
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     -0-
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     411,586
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     5.5%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                   --------------------------
    CUSIP No. 1701Q 10 7                                Page 3 of 7 Pages
------------------------------                   --------------------------

    The information herein is as of August 30, 2005, and adjusted for the events of the Stockholders Meeting held August 16, 2005 and the consequential reverse split of the common stock at the rate of one for 25 shares and the conversion of the Series B Preferred Stock on August 19, 2005.

Item 1. Security and Issuer

            The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock") of HydroGen Corporation, a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is 1801 Route 51 South, Jefferson Hills, Pennsylvania 15025.

Item 2. Identity and Background.

      (a)   Leo Blomen

      (b) The Reporting Person is an individual. The Reporting Persons' business address is 1801 Route 51 South, Jefferson Hills, Pennsylvania 15025.

      (c) The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.

      (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a citizen of the Netherlands.

Item 3. Source and Amount of Funds and Other Consideration.

            This filing relates to transactions under by that certain Exchange Agreement, dated May 13, 2005, by and among the Issuer, Hydrogen, LLC, Leo Blomen (the "Reporting Person"), and the members of Hydrogen, LLC (the "Exchange Agreement"). Pursuant to terms of the Exchange Agreement, on July 7, 2005 the Issuer acquired all of the outstanding membership interests (the "Interests") of HydroGen, LLC ("HydroGen") from the Reporting Person and the other HydroGen members for Series B Preferred Stock of the Issuer. On August 19, 2005, the Preferred Stock converted by its terms into shares of common stock of HydroGen.

            The Issuer, the Reporting Person, Joshua Tosteson, the other HydroGen members and the institutional investors have entered into a voting agreement dated as of July 6, 2005 (the "Voting Agreement"), pursuant to which

                                  SCHEDULE 13D

------------------------------                   --------------------------
    CUSIP No. 1701Q 10 7                                Page 4 of 7 Pages
------------------------------                   --------------------------

the parties agreed to vote their shares of the Issuer's Common Stock (voting together on an as-converted-to-common-stock basis) to (i) elect one person designated by the Keating Reverse Merger Fund, LLC ("KRM") from time to time to the Issuer's board, and (ii) elect Mr. Tosteson and the Reporting Person and two additional persons who may be designated by Mr. Tosteson and the Reporting Person from time to time to the Issuer's board. The voting agreement granted the Reporting Person additional potential voting authority, which have terminated by its terms on August 16, 2005.

            In the event that the any of the parties to the Voting Agreement fails to vote its shares as agreed, the Reporting Person and/or Mr. Tosteson have the proxy to vote their respective shares. If the Reporting Person obtains the right to vote all of the above shares, under the Voting Agreements he would have the right to vote an aggregate of 7,299,533 shares of common stock, representing 97.7% of the 7,466,927 shares of common stock outstanding as of August 30, 2005. The Reporting Person and Mr. Tosteson hold voting power over the shares held by the parties to the Voting Agreement only in the event that the record holders fail to observe the terms of the Voting Agreement. The Reporting Person hereby disclaims any shared voting power with respect to any matters other than as provided under the Voting Agreement.

            In addition to the grant of voting authority, the parties to the voting agreement also agree to maintain the board of directors at five persons. The term of the Voting Agreement provision is for one year, except that certain institutional investors holding the equivalent of 1,568,598 shares of common stock are bound by the voting arrangement only until October 5, 2005.

Item 4. Purpose of Transaction

            The Reporting Person obtained the HydroGen Interests for investment purposes. The Reporting Person disclaims any membership in a group relating to the Issuer except with respect to the potential for shared voting authority under the voting arrangements described above in Item 3.

            At the date of this Statement, the Reporting Person, except as set forth in this Statement, for the terms of the Exchange Agreement and Voting Agreement discussed in Item 3 above, and consistent with his position as a director and management of the Issuer, does not have any plans or proposals which would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties:

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                                  SCHEDULE 13D

------------------------------                   --------------------------
    CUSIP No. 1701Q 10 7                                Page 5 of 7 Pages
------------------------------                   --------------------------

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

            As of August 30, 2005, the Reporting Person beneficially owned 411,586 shares of the Issuer's Common Stock (the "Shares") representing approximately 5.5% of the shares of the Issuer's Common Stock issued and outstanding as of such date. This amount does not include any shares over which he may have the right to vote in the event of a meeting of shareholders at which directors are elected, as discussed in Item 3 above.

            Transactions by the Reporting Person in the Issuer's Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            See Item 3 above for a discussion of the voting agreement under which the Reporting Person may have the right to vote shares of common stock held by various shareholders of the common stock of the Issuer.

                                  SCHEDULE 13D

------------------------------                   --------------------------
    CUSIP No. 1701Q 10 7                                Page 6 of 7 Pages
------------------------------                   --------------------------

Item 7. Material to be Filed as Exhibits.

         1. Voting Agreement dated as of July 6, 2005, by and among the Issuer, KRM, Mr. Tosteson and the Reporting Person and other members of HydroGen. Filed as an exhibit to the Form 8-K Current Report dated July 11, 2005 filed by HydroGen Corporation.

                                  SCHEDULE 13D

------------------------------                   --------------------------
    CUSIP No. 1701Q 10 7                                Page 7 of 7 Pages
------------------------------                   --------------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 2005


                                                              /s/ Leo Blomen
                                                              --------------
                                                              Leo Blomen